Exhibit 99.1 - Identification and Classification of Subsidiary

This Schedule 13G is being filed by Osaic Holdings, Inc. on behalf of itself and its wholly-owned subsidiary, Osaic Wealth, Inc., which is an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).